Exhibit 99.1

Press Release	Media Contact
Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Sven Jacobsen
T +49 171 28 79 127
sven.jacobsen@freseniusmedicalcare.com

Contact for Analysts and Investors
Dr. Dominik Heger
T +49 6172 609 2601
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com/de

Fresenius Medical Care Annual General Meeting: Strong Performance Against Its Strategic Plan Results in Highest Dividend per Share in Its History

•	Shareholders approved the proposed dividend of 1.44 Euro per share, representing a 21 percent increase year-over-year and marking the highest dividend in the company’s history

•	Excellent progress in the company’s transformation and turnaround plans continues to strengthen the foundation for sustainable, profitable growth

•	In 2024, organic revenue growth[1] was 4 percent, and operating income increased by 18 percent on an outlook base[2], coming in at the upper end of the company’s outlook

•	The company is well positioned for double digit earnings growth in 2025, translating to an 11-12 percent margin

Bad Homburg, May 22, 2025 – Fresenius Medical Care (FME), the world’s leading provider of products and services for people with kidney disease, continuously executed its strategic plan during the 2024 fiscal year. The success of this transformation is strengthening the foundation for sustainable, profitable growth — both now and in the future.

At today’s Annual General Meeting (AGM), Michael Sen, Chair of the Supervisory Board of Fresenius Medical Care AG, said: “In a geopolitical and geoeconomic challenging environment, Fresenius Medical Care successfully completed its first full fiscal year following its conversion into a stock corporation. The sustainable reduction of debt, the realignment into two global operating segments, Care Delivery and Care Enablement, the strategic optimization of the legacy portfolio, and, not least, the company’s independence are beginning to pay off.”

[1]	At constant currency, adjusted for certain reconciling items including revenues from acquisitions, closed, or sold operations and differences in dialysis days.
[2]	Operating income outlook, as referred to in the 2024 outlook, is at constant currency, excluding special items as well as the business impact from closed divestitures in 2023 and the settlement agreement with the U.S. government (Tricare) in 2023. For Full Year 2023 and 2024, special items include costs related to the FME25 program, the Humacyte remeasurements, the legal form conversion costs and effects from legacy portfolio optimization.

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Michael Sen added: “On behalf of the Supervisory Board, I would like to thank the Management Board, under the leadership of Helen Giza, and the 112,000 employees for their dedication in the past financial year. Thanks to their work, Fresenius Medical Care has regained trust of its shareholders and is on a strong path to continuing to set the highest standards in dialysis treatment in the future – for the benefit of millions of people with kidney diseases.”

Helen Giza, Chief Executive Officer (CEO) of Fresenius Medical Care AG, said: “2024 was our proving year. We delivered strong financial performance and enhanced value creation for the fiscal year. The company’s performance drove improvement toward our target operating income margin bands for 2025, supported by both operating segments. With a margin2 contribution of more than 10 percent, Care Delivery reached the lower end of its target band of 10 to 14 percent. Care Enablement drove an exceptionally strong margin2 performance of 6.1 percent in 2024 – nearly tripling its prior year contribution and entering for the first time its target margin band of 8 -12 percent in Q1 2025. I am proud of all our employees for their dedication, hard work, and commitment to ensuring high-quality care for our patients, every single day.”

Helen Giza added: “The improved profitability of both segments was supported by the acceleration of our FME25 transformation program, which now reflects a 750 million Euro savings target by the end of this year – a 50 percent increase over the original target of 500 million Euro. I am fully confident in our ability to deliver this expanded target, supported by a very strong first quarter in 2025.”

The CEO continued: “Last year we achieved a major milestone with the 510(k) clearance for the 5008X machine from the U.S. Food and Drug Administration. The 5008X is the first, and still only, machine for high-volume hemodiafiltration dialysis therapy in the U.S. to receive FDA approval. We are excited to be bringing this innovative therapy to our industry. We are confident that this will set the new standard of care in the U.S. and bring this important new therapy to patients and improve the quality of life and outcomes for the patients we serve. It is what to expect from the leading kidney care company.”

A clear majority of 96.85 percent of shareholders at the AGM approved the proposed dividend of 1.44 Euro per share for the 2024 fiscal year, representing a 21 percent increase compared to the previous year (2023: 1.19 Euro per share). This marks the highest dividend per share in the company’s history. In line with Fresenius Medical Care’s dividend policy, the dividend payout is aligned with the company’s development of net income excluding special items.

The compensation report for the Management Board and the Supervisory Board for the 2024 fiscal year was approved with a majority of 88.57 percent.

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The authorizations of the Management Board to increase the company’s share capital by up to a total of 60 million Euro, which have not been made use of, have been renewed and combined into one authorization to simplify the company’s capital structure. The new authorization again has a term of five years and was approved by the AGM with a majority of 95.40 percent.

The AGM also granted an authorization to the Management Board to issue option bonds and/or convertible bonds for a total nominal amount of up to two billion Euro. The authorization, which has a term of five years, is in line with the common practice of large, listed companies and will enable Fresenius Medical Care to respond more flexibly to potential financing needs in the future. The AGM approved this proposal with a majority of 94.53 percent.

The Management Board and the Supervisory Board were each granted approval of their actions for the year 2024 with majorities of 99.06 percent and 99.80 percent, respectively.

The details of the voting results on these and the other agenda items will be made available on the company’s website in due course.

At the AGM, 88.79 percent of the share capital was represented.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,674 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 299,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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